CM


RECEIVED
MAR 01 2002
352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02006145

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-29314~~

8-39124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 3/4/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROBERT M. COHEN & CO. INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

287 NORTHERN BLVD
(No. and Street)

GREAT NECK	NY	11021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT M. COHEN 516-829-7910
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT M. COHEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT M. COHEN & CO. INC., as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSEMARY J. MICHAEL
Notary Public, State of New York
No. 01MI6065956
Qualified in Nassau County
Commission Expires November 5, 2005

[signature] 2/14/02
Notary Public

[signature]
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Robert M. Cohen & Co., Inc.:

We have audited the accompanying statement of financial condition of Robert M. Cohen & Co., Inc. (the "Company") as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Robert M. Cohen & Co., Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 4, 2002

Kaufmann, Gallucci LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

ROBERT M. COHEN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Cash	$	13,685
Receivable from clearing organization		121,797
Securities owned, at market value		60,012
Deposit with clearing organization		150,876
Officer loan		22,773
Office equipment, net of accumulated depreciation of $64,993		15,972
Prepaid expenses and other assets		13,300
	$	398,415

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	58,882
Accounts payable and accrued expenses		19,946
		78,828
Commitments		
Subordinated borrowings		50,000
Shareholders' equity:		
Common stock, no par value, authorized 200 shares, issued and outstanding 106 shares		100
Additional paid-in capital		49,317
Retained earnings		220,169
		269,586
	$	398,415

The accompanying notes are an integral part of this financial statement.

ROBERT M. COHEN & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. These transactions are generally cleared through and carried by a clearing broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company seeks to control these risks by monitoring the securities activities of these customers and review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records proprietary securities transactions in regular-way trades and related profit and loss arising from these transactions on the settlement date. Customers' securities and commodities transactions are reported on a settlement date basis, as well as the related commission income and expenses. Securities owned at market value and revenues and expenses would not be materially different if reported on a trade date basis.

(b) Marketable securities are valued at fair value with the resulting unrealized gains and losses reflected in the statement of operations.

(c) The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(d) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

ROBERT M. COHEN & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from the clearing organization represents the cash held by the clearing organization for commissions generated in December 2001 and paid in January 2002, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement. As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a trade date transaction through December 31, 2001, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2001 settled with no resulting liability to the Company.

NOTE 4 - COMMITMENTS

The Company leases office space under an operating lease which expires August 31, 2002. Future minimum annual payments required as of December 31, 2001 over the term of the current lease are as follows:

Year ended December 31	Minimum lease payments
To August 31, 2002	$ 50,878

NOTE 5 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The state requires a minimum tax is included in other expenses.

ROBERT M. COHEN & CO., INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 6 - SUBORDINATED BORROWINGS

At December 31, 2001, the Company had a subordinated borrowing of $50,000 which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. The subordinated agreement is subject to the rules and regulations of the Securities and Exchange Commission, and thus, the borrowing is available in computing net capital as defined. The borrowing is scheduled to mature on March 31, 2002, unless extended. The interest rate on the loans is equal to the greater of 12% or 4% above the prime rate announced by Citibank.

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $258,538 which was $158,538 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .30 to 1. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers of to segregate customer securities in accordance with rule 15c3-3 of the Securities and Exchange Commission.